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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                SCHEDULE 14D-1/A
                                (Amendment No. 1)
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                       and
                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                            Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                              --------------------
                              CADE INDUSTRIES, INC.
                            (Name of Subject Company)
                               SPHERE CORPORATION
                          a wholly owned subsidiary of
                         UNITED TECHNOLOGIES CORPORATION
                                    (Bidders)
                     Common Stock, Par Value $.001 Per Share
           (including the associated rights to purchase common stock)
                         (Title of Class of Securities)
                                   127382-10-9
                      (CUSIP Number of Class of Securities)
                              --------------------
                            William H. Trachsel, Esq.
              Senior Vice President, General Counsel and Secretary
                         United Technologies Corporation
                               One Financial Plaza
                                Hartford CT 06101
                                 (860) 728-7000
  (Name, Address and Telephone Number of Persons authorized to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                              Christopher E. Austin
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                              --------------------

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

   CUSIP No. 127382-10-9

    1.  Name of Reporting Person
        S.S. or I.R.S. Identification No. of Person Above

        Sphere Corporation

    2.  Check the Appropriate Box if a member of a Group    (a)|_|

                                                            (b)|_|

    3.  SEC Use Only

    4.  Sources of Funds

        AF

    5.  Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(e) or 2(f)               |_|

    6.  Citizenship or Place of Organization

        Wisconsin

    7.  Aggregate Amount Beneficially Owned by Each Reporting Person

        6,088,723*

    8.  Check Box if the Aggregate Amount in Row (7)
        Excludes Certain Shares                               |_|

    9.  Percent of Class Represented by Amount in Row (7)
        Approximately 26.5%

   10.  Type of Reporting Person

        CO

---------

* On October 21, 1999, Sphere Corporation ("Purchaser"), a wholly owned subsidiary of United Technologies Corporation ("Parent"), entered into a Shareholder Option Agreement with certain shareholders (the "Shareholders") of Cade Industries, Inc., a Wisconsin corporation (the "Company"), who, in the aggregate, own 6,088,723 shares of the common stock, par value $.001 per share, of the Company, including the associated rights to purchase common stock (the "Shares"). Pursuant to the Shareholder Option Agreement the Shareholders have agreed to (i) tender in the Offer and not withdraw all the Shares owned by the Shareholders, (ii) grant Purchaser an option to purchase their Shares at an exercise price of $5.05 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreement and (iii) grant Purchaser the power to direct the vote of the Shares and irrevocably grant to and appoint Purchaser proxy and attorney in-fact to vote the Shares with respect to certain matters. The Shareholder Option Agreement is described in Section 11 of the Offer to Purchase dated as of October 21, 1999 filed as Exhibit (a)(1) to this Schedule 14D-1.

   CUSIP No. 127382-10-9

    1.  Name of Reporting Person
        S.S. or I.R.S. Identification No. of Person Above

        United Technologies Corporation

    2.  Check the Appropriate Box if a member of a Group        (a)|_|

                                                                (b)|_|

    3.  SEC Use Only

    4.  Sources of Funds

        WC

    5.  Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(e) or 2(f)                             |_|

    6.  Citizenship or Place of Incorporation

        Delaware

    7.  Aggregate Amount Beneficially Owned by Each Reporting Person

        6,088,723*

    8.  Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares                                             |_|

    9.  Percent of Class Represented by Amount in Row (7)

        Approximately 26.5%

   10.  Type of Reporting Person

        CO

---------

* On October 21, 1999, Sphere Corporation ("Purchaser"), a wholly owned subsidiary of United Technologies Corporation ("Parent"), entered into a Shareholder Option Agreement with certain shareholders (the "Shareholders") of Cade Industries, Inc., a Wisconsin corporation (the "Company"), who, in the aggregate, own 6,088,723 shares of the common stock, par value $.001 per share, of the Company, including the associated rights to purchase common stock (the "Shares"). Pursuant to the Shareholder Option Agreement the Shareholders have agreed to (i) tender in the Offer and not withdraw all the Shares owned by the Shareholders, (ii) grant Purchaser an option to purchase their Shares at an exercise price of $5.05 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreement and (iii) grant Purchaser the power to direct the vote of the Shares and irrevocably grant to and appoint Purchaser proxy and attorney in-fact to vote the Shares with respect to certain matters. The Shareholder Option Agreement is described in Section 11 of the Offer to Purchase dated as of October 21, 1999 filed as Exhibit (a)(1) to this Schedule 14D-1. Because Parent owns all of the capital stock of Purchaser, Parent may be deemed to beneficially own the Shares subject to the Shareholder Option Agreement.

     This Amendment No. 1 amends and supplements the joint Tender Offer Statement on Schedule 14D-1 (as amended and supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission on October 21, 1999 by United Technologies Corporation, a Delaware corporation ("Parent") and by Sphere Corporation, a Wisconsin corporation ("Purchaser") and a wholly owned subsidiary of Parent, to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Cade Industries, Inc., a Wisconsin corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of August 4, 1998, as amended as of October 21, 1999, between the Company and Firstar Bank Milwaukee, N.A. (formerly named Firstar Trust Company), as Rights Agent (the Common Stock and the Rights together, the "Shares") at $5.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 21, 1999, and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the
Schedule 14D-1.

     This Amendment also constitutes an amendment to the Statement on Schedule 13D with respect to the beneficial ownership of Shares which has previously been filed by Parent and Purchaser.

Item 10. Additional Information.

     Item 10(b)-(c) is hereby amended and supplemented by adding the following paragraph:

     On November 4, 1999, Parent issued a press release announcing that on November 2, 1999 the Federal Trade Commission terminated the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Offer and the Merger. The press release is filed as Exhibit
(a)(9) hereto and is hereby incorporated by reference.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 1999


                                         UNITED TECHNOLOGIES CORPORATION


                                         By:/s/ William H. Trachsel
                                            -----------------------
                                             Name:   William H. Trachsel
                                             Title:  Senior Vice President,
                                                     General Counsel and
                                                     Secretary


                                         SPHERE CORPORATION


                                         By:/s/ Ari Bousbib
                                            ---------------
                                             Name:   Ari Bousbib
                                             Title:  President and Director

                                  EXHIBIT INDEX

The following item (a)(9) is hereby added to the Exhibit Index:

 Exhibit                                                                Page
 Number                                               Exhibit Name     Number
 ------                                               ------------     ------

(a)(9)  Text of Press Release issued by Parent on November 4, 1999.

                                                                  Exhibit (a)(9)


Contact: Peter Dalpe/UTC
FOR IMMEDIATE RELEASE
(860) 728-7912



              UTC ANNOUNCES THE EXPIRATION OF THE HART-SCOTT-RODINO WAITING PERIOD IN CONNECTION WITH THE ACQUISITION OF
                              CADE INDUSTRIES INC.



     HARTFORD, Conn., and OKEMOS, Mich., Nov. 4, 1999 -- United Technologies Corp. (NYSE: UTX) and Sphere Corp., a wholly owned subsidiary of UTC, today announced that the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the agreement to acquire Cade Industries Inc. (NASDAQ: CADE) was terminated by the Federal Trade Commission on Tuesday, November 2, 1999.

     As previously announced, UTC entered into a definitive agreement to acquire Cade pursuant to which on October 21, 1999 Sphere commenced a tender offer to acquire all outstanding common stock of Cade for $5.05 per share in cash. The tender offer will expire at 12:00 midnight, New York City time, on Friday, November 19, 1999, unless extended.

     United Technologies Corp., based in Hartford, Conn., provides a broad range of high technology products and support services to the building systems and aerospace industries.

     Certain statements in this press release, including statements concerning expected savings, revenues, earnings per share and debt levels, are "forward-looking statements" as defined under the securities laws. UTC's operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward-looking statements. UTC's SEC filings, as updated from time to time, contain important information identifying a number of these risk factors, including economical, political, climatic, currency, regulatory, technological, competitive and other important factors. This information can be found in the Business section of UTC's Annual Report on Form 10-K under the headings "Description of Business by Operating Segment" and "Other Matters Relating to the Corporation's Business as a Whole", as updated by UTC's other SEC filings from time to time.

     Any forward-looking statements should be evaluated in light of these important risk factors.

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